LINE Corporation

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

July 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Ms. Jan Woo
Mr. Mitchell Austin

Re: LINE Corporation
Registration Statement on Form F-1 (File No. 333- 211954)
Form 8-A

Acceleration Request
Requested Date: July 8, 2016
Requested Time: 4:00 p.m. Eastern Time

Dear Madam and Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LINE Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 8, 2016 (the “Effective Time”), or as soon as possible thereafter. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration. In connection with this acceleration request, the Company hereby requests that the Company’s Form 8-A filed with the Securities and Exchange Commission on July 5, 2016 (the “Form 8-A”) be accelerated concurrently with the Company’s Registration Statement to be declared effective at the Effective Time.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement and Form 8-A. In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement and Form 8-A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or Form 8-A;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement and Form 8-A effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement or Form 8-A; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jinduk Han of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at +82 2 6353 8020, as soon as the Registration Statement and Form 8-A have been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

LINE CORPORATION

By:	/s/ Kokan Ki
	Name:	Kokan Ki
	Title:	Head of Finance & Accounting

cc:	Jinduk Han
Cleary Gottlieb Steen & Hamilton LLP